# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBALTECH CORP, CIK 0001938338
CUSIP: 37892L106
Title of class of securities: Common Stock, par value US$0.0001
Address of issuer's principal executive offices: Plot No. 112-113, Block S, Quaid-e-Azam Industrial Estate, Kot Lakhpat, Lahore, Pakistan (R0), 54770
Date of event which requires filing of this statement: 12/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002026385
Persons authorized to receive notices and communications: Muhammad Azhar Saeed, Plot No. 112-113, Block S, Quaid-e-Azam Industrial Estate, Kot Lakhpat, Lahore, Pakistan (R0), 54770, 92 42 35400544

## Reporting persons
- Muhammed Azhar Saeed (CIK 0002026385): type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); source of funds: other (OO); sole voting power 28,445,122; shared voting power 4,940,000; sole dispositive power 28,445,122; shared dispositive power 0; aggregate amount beneficially owned 33,385,122 (21.4% of the class)
  Comment: (8)/(11) Includes 750,000 shares of common stock of the Issuer held by the Shareholders, and 4,190,000 shares of common stock of the Issuer issuable upon conversion of the Series A Preferred Stock held by the Shareholders, each subject to the Voting Agreement discussed below.
  
  (13) Based on 151,071,091 outstanding shares of common stock as set forth on the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on March 31, 2026, plus the shares of common stock issuable upon conversion of the Series A Preferred Stock held by the Shareholders which are subject to the Voting Agreement, as discussed below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value US$0.0001
Name of issuer: GLOBALTECH CORP
Address of issuer's principal executive offices: Plot No. 112-113, Block S, Quaid-e-Azam Industrial Estate, Kot Lakhpat, Lahore, Pakistan (R0), 54770

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Muhammad Azhar Saeed (the "Reporting Person"). The Reporting Person previously filed a Schedule 13G on July 8, 2024.
Residence or business address:
The principal business office of Reporting Person is:
Plot No. 112-113, Block S, Quaid-e-Azam Industrial Estate, Kot Lakhpat, Lahore, Pakistan
Present principal occupation or employment: Muhammad Azhar Saeed is the Chief Financial Officer of GlobalTech Corporation (the "Issuer"), whose business address is 3550 Barron Way Suite 13a, Reno, NV 89511.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Citizenship - Muhammad Azhar Saeed - Pakistan

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 25, 2025, Stephen Buck and John Patrick Bywater (collectively, the "Shareholders"), entered into a Voting Agreement (the "Voting Agreement"), with the Issuer, Syed Babar Ali and Muhammad Azhar Saeed (the "Majority Shareholders"). Pursuant to the Voting Agreement, the Shareholders appointed the Majority Shareholders with a power of attorney and irrevocable proxy to vote all Issuer securities held by the Shareholders from time to time until the earlier of (i) January 1, 2029, (ii) the date that the Shareholders hold no Company securities, or (iii) the date on which the Majority Shareholders have notified the Shareholders that the Voting Agreement has been terminated.

On December 15, 2025, the Shareholders were issued: (i) 82,800 shares of newly designated shares of Series A Convertible Preferred Stock of the Company (the "Series A Preferred Stock"); and (ii) 750,000 shares of the Company's common stock, $0.0001 par value per share ("Common Stock").

As a result of the Voting Agreement, Mr. Syed and Mr. Saeed share voting rights over the Series A Preferred Stock and the 750,000 shares of Common Stock held by the Shareholders.

The Series A Preferred Stock carries no voting rights except for certain customary protective provisions, which require majority holder approval for actions such as amending the Series A designation, altering authorized shares (except by redemption or conversion), authorizing new senior or adversely affecting stock, effecting exchanges into Series A Preferred Stock shares, or issuing additional Series A Preferred Stock shares beyond the terms of a November 25, 2025, Share Exchange Agreement. Increases in authorized common or junior/pari passu preferred stock are not deemed adverse to the rights of the Series A Preferred Stock.

During a 60-day period beginning on March 31, 2026 (the "Optional Conversion Period"), each holder of Series A Preferred Stock may, at its option, convert its shares of Series A Preferred Stock into that number of shares of Common Stock equal to $100 (the "Stated Value"), divided by $2.00 (the "Conversion Price"), subject to adjustment for stock splits and stock dividends, with any fractional shares rounded up to the nearest whole share.

Each share of Series A Preferred Stock will automatically convert to Company Common Stock (the "Automatic Conversion") on the earlier of (i) the date that the Company's Common Stock is listed on the Nasdaq Capital Market; Nasdaq Global Market, or NYSE American (an "Uplisting") and (ii) the last day of the Optional Conversion Period, into that number of shares of common stock equal to the Stated Value of such share of Series A Preferred Stock, divided by (1) for an Automatic Conversion occurring on the date that the Uplisting is approved, (a) the initial sales price of the Company's common stock on the Nasdaq Capital Market, Nasdaq Global Market, or NYSE American, multiplied by (b) 0.80; and (2) for an Automatic Conversion occurring on the last day of the Optional Conversion Period, the greater of (x)(a) the initial sales price of the Company's common stock on the Nasdaq Capital Market, Nasdaq Global Market, or NYSE American on the date that the Uplisting is approved, multiplied by (b) 0.80; and (y) $2.50, subject in each case to adjustment for stock splits and stock dividends, with any fractional shares rounded up to the nearest whole share.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference into this Item 4. The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise. The Reporting Person may also acquire additional shares of Common Stock under various employee benefit and compensation arrangements with the Company in the future. The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Person retains the right to change his investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by him, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by the Reporting Person and, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the past 60 days except as disclosed in Item 3, above, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D which are held directly by the Reporting Person. The Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Shareholders.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Voting Agreement dated November 24, 2025, and effective November 25, 2025, by and among Stephen Buck and John Patrick Bywater and Babar Ali Syed and Muhammad Azhar Saeed
https://www.sec.gov/Archives/edgar/data/1938338/000147793225008727/global_ex102.htm

## Signatures
- Muhammed Azhar Saeed: /s/ Muhammad Azhar Saeed, Muhammad Azhar Saeed (05/08/2026)